# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# Seven Grain Army
## Income Statement - unaudited
### For the periods ended 12/31/2019

|  | Current Period |
|  | 1/1/2019 - 12/31/2019 |
| --- | --- |
| **REVENUES** | |
| Sales | $                    - |
| Other Revenue | - |
| **TOTAL REVENUES** | **-** |
| | |
| **COST OF GOODS SOLD** | |
| Cost of Sales | - |
| Supplies | - |
| Other Direct Costs | - |
| **TOTAL COST OF GOODS SOLD** | - |
| | |
| **GROSS PROFIT (LOSS)** | - |
| | |
| **OPERATING EXPENSES** | |
| Advertising and Promotion | - |
| Bank Service Charges | - |
| Business Licenses and Permits | - |
| Computer and Internet | - |
| Depreciation | - |
| Dues and Subscriptions | - |
| Insurance | - |
| Meals and Entertainment | - |
| Miscellaneous Expense | - |
| Office Supplies | - |
| Payroll Processing | - |
| Professional Services - Legal, Accounting | - |
| Occupancy | - |
| Rental Payments | - |
| Salaries | - |
| Payroll Taxes and Benefits | - |
| Travel | - |
| Utilities | - |
| Website Development | - |
| | |
| **TOTAL OPERATING EXPENSES** | - |

**OPERATING PROFIT (LOSS)** -

**INTEREST (INCOME), EXPENSE & TAXES**

Interest (Income) -

Interest Expense -

Income Tax Expense -

**TOTAL INTEREST (INCOME), EXPENSE & TAXES** -

**NET INCOME (LOSS)** $ -

# 7 Grain Army
# Balance Sheet - unaudited
# 12/31/2019

|  | Current Period |
|  | 31-Dec-19 |
| --- | --- |
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ 25,000.00 |
| Petty Cash | - |
| Accounts Receivables | - |
| Inventory | |
| Prepaid Expenses | - |
| Employee Advances | - |
| Temporary Investments | - |
| **Total Current Assets** | 25,000.00 |
| | |
| **Fixed Assets:** | |
| Land | - |
| Buildings | - |
| Furniture and Equipment | - |
| Computer Equipment | |
| Vehicles | - |
| Less: Accumulated Depreciation | - |
| **Total Fixed Assets** | - |
| | |
| **Other Assets:** | |
| Trademarks | - |
| Patents | - |
| Security Deposits | |
| Other Assets | - |
| **Total Other Assets** | - |
| | |
| **TOTAL ASSETS** | $ 25,000.00 |
| | |
| **LIABILITIES** | |
| **Current Liabilities:** | |
| Accounts Payable | $ - |
| Business Credit Cards | |
| Sales Tax Payable | - |
| Payroll Liabilities | - |
| Other Liabilities | - |

| | | |
|---|---|---|
| Current Portion of Long-Term Debt | | - |
| **Total Current Liabilities** | | - |
| | | |
| **Long-Term Liabilities:** | | |
| Notes Payable | | |
| Mortgage Payable | | - |
| Less: Current portion of Long-term debt | | - |
| **Total Long-Term Liabilities** | | - |
| | | - |
| | | |
| **EQUITY** | | |
| **Loan equity** | | |
| Capital Stock/Partner's Equity | | 25,000.00 |
| Opening Retained Earnings | | - |
| Dividends Paid/Owner's Draw | | - |
| Net Income (Loss) | | - |
| **Total Equity** | | 25,000.00 |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ | **25,000.00** |
| | | |
| Balance Sheet Check | | - |

# SPORKconcepts LLC
## Income Statement - unaudited
## For the periods ended 12/31/2020

|  | Current Period |
| --- | --- |
|  | **1/1/2020 to 12/31/2020** |
| **REVENUES** |  |
| Sales | $ - |
| Other Revenue | - |
| **TOTAL REVENUES** | **-** |
|  |  |
| **COST OF GOODS SOLD** |  |
| Cost of Sales | - |
| Supplies | - |
| Other Direct Costs | - |
| **TOTAL COST OF GOODS SOLD** | **-** |
|  |  |
| **GROSS PROFIT (LOSS)** | **-** |
|  |  |
| **OPERATING EXPENSES** |  |
| Advertising and Promotion | - |
| Bank Service Charges | - |
| Business Licenses and Permits | - |
| Computer and Internet | - |
| Depreciation | - |
| Dues and Subscriptions | - |
| Insurance | - |
| Meals and Entertainment | - |
| Miscellaneous Expense | - |
| Office Supplies | - |
| Payroll Processing | - |
| Professional Services - Legal, Accounting | - |
| Occupancy | - |
| Rental Payments | - |
| Salaries | - |
| Payroll Taxes and Benefits | - |
| Travel | - |
| Utilities | - |
| Website Development | - |
| **TOTAL OPERATING EXPENSES** | **-** |

**OPERATING PROFIT (LOSS)** -

**INTEREST (INCOME), EXPENSE & TAXES**

Interest (Income) -

Interest Expense -

Income Tax Expense -

**TOTAL INTEREST (INCOME), EXPENSE & TAXES** -

**NET INCOME (LOSS)** $ -

# Seven Grain Army
## Balance Sheet - unaudited For
## the period ended 10/31/2020

|  | Current Period |
|---|---|
|  | **31-Oct-20** |
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ 5,000.00 |
| Petty Cash | - |
| Accounts Receivables | - |
| Inventory | |
| Prepaid Expenses | - |
| Employee Advances | - |
| Temporary Investments | - |
| **Total Current Assets** | 5,000.00 |
| | |
| **Fixed Assets:** | |
| Land | - |
| Buildings | - |
| Furniture and Equipment | 5,000.00 |
| Computer Equipment | |
| Vehicles | - |
| Less: Accumulated Depreciation | - |
| **Total Fixed Assets** | 5,000.00 |
| | |
| **Other Assets:** | |
| Trademarks | - |
| Patents | - |
| Security Deposits | 15,000.00 |
| Other Assets | - |
| **Total Other Assets** | 15,000.00 |
| | |
| **TOTAL ASSETS** | $ 25,000.00 |
| | |
| **LIABILITIES** | |
| **Current Liabilities:** | |
| Accounts Payable | $ - |
| Business Credit Cards | |
| Sales Tax Payable | - |
| Payroll Liabilities | - |
| Other Liabilities | - |

| | | |
|---|---|---:|
| Current Portion of Long-Term Debt | | - |
| **Total Current Liabilities** | | - |
| | | |
| **Long-Term Liabilities:** | | |
| Notes Payable | | |
| Mortgage Payable | | - |
| Less: Current portion of Long-term debt | | - |
| **Total Long-Term Liabilities** | | - |
| | | - |
| | | |
| **EQUITY** | | |
| **Loan equity** | | |
| Capital Stock/Partner's Equity | | 25,000.00 |
| Opening Retained Earnings | | - |
| Dividends Paid/Owner's Draw | | - |
| Net Income (Loss) | | - |
| **Total Equity** | | 25,000.00 |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ | **25,000.00** |

<span style="color:red">Balance Sheet Check</span>          -

I, Jeffrey Olsen, certify that:

1. The financial statements of SPORKconcepts LLC included in this Form are true and complete in all material respects; and
2. The tax return information of SPORKconcepts LLC has not been included in this Form as SPORKconcepts LLC was formed on 07/22/2019 and has not filed a tax return to date.


Signature      *Jeffrey Olsen*
_____

Name:          Jeffrey Olsen
_____

Title:         Founder & Managing Partner
_____